Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

March 22, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo
Laura Veator
Stephen Krikorian

Re:	Cricut, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 4, 2021
File No. 333-253134

Ladies and Gentlemen:

On behalf of our client, Cricut, Inc. (“Cricut” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 18, 2021, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 4, 2021 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”).  For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the versions filed on March 4, 2021 and March 16, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on March 4, 2021), all page references herein correspond to the page of the Revised Registration Statement.

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san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

Securities and Exchange Commission

March 22, 2021

Form S-1 filed March 4, 2021

Summary Consolidated Financial and Other Data

Key Business and Non-GAAP Financial Measures, page 16

1.

Your disclosures of EBITDA and EBITDA margin should be accompanied by the measure calculated using the most directly comparable GAAP measure. Accordingly, please disclose Net Income and Net Income Margin throughout your filing whenever you present EBITDA and EBITDA margin. Refer to Item 10(e)(1)(i) of Regulation S-K and the Division of Corporation Finance’s Non-GAAP Compliance and Disclosure Interpretation 102.10.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 92 and 106 of the Registration Statement to disclose Net Income and Net Income Margin when presenting EBITDA and EBITDA margin.

We respectfully submit to the Staff that our disclosure of EBITDA and EBITDA margin in other parts of the Registration Statement is compliant with Item 10(e)(1)(i) as we have provided the most directly comparable GAAP measures with equal or greater prominence, either immediately prior to the non-GAAP disclosure (i.e., pages 2, 86, 87, and 120) or in the several pages preceding the non-GAAP disclosure (i.e., pages (15-17, 82-83, and 104-106).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

16. Subsequent Events, page F-35

2.

Tell us what consideration you gave to disclosing the options and incentive units you issued subsequent to year end, the unrecognized compensation expense associated with these awards, and the period over which it will be recognized.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company determined that disclosure of equity grants made subsequent to the balance sheet date was not considered necessary as the incremental stock-based compensation for these awards which will be recognized over a period of four years is not expected to have a material impact on the Company’s consolidated statement of operations in any given year. Therefore, the Company determined that such grants did not represent a change in capitalization or a change in operations that warranted disclosure as a subsequent event.

While the Company has determined that the issuance of options and incentive units subsequent to year end is not material and does not warrant disclosure as a subsequent event, in response to the Staff’s comment, the Company has nevertheless amended its disclosure on page 115 to address the unrecognized compensation expense associated with these awards and the period over which it will be recognized.

*****

Securities and Exchange Commission

March 22, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ashish Arora, Cricut, Inc.
Martin F. Petersen, Cricut, Inc.
Donald B. Olsen, Cricut, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey A. Chapman, Gibson, Dunn & Crutcher LLP
Stewart L. McDowell, Gibson, Dunn & Crutcher LLP